SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

11 August 2004

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
                                  Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 11 August 2004	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement
Financial statement for the first half of 2004

11 August 2004

Novo Nordisk increased operating profit by 12%

Operating profit for 2004 is now expected to grow by slightly more than 5%

•	Sales increased by 14% measured in local currencies in the first half of 2004. Measured in Danish kroner sales increased by 10%.
•	Sales of insulin analogues increased by 90% measured in local currencies. In the US, analogue sales more than doubled.
•	NovoSeven® sales increased by 17% measured in local currencies.
•	Operating profit increased by 12% to DKK 3,427 million, whereas net profit of DKK 2,367 million was in line with net profit in the first half of 2003. Earnings per share (diluted) increased by 1% to DKK 6.97.
•	Lars Rebien Sørensen, president & CEO, said, "Strategically important products like the insulin analogues and NovoSeven® continue to drive sales growth and enable us to raise our expectations for growth in underlying operating profit in 2004.”
•	Following consultation with the European regulatory authorities, Novo Nordisk expects to file an application for marketing approval in Europe for the use of NovoSeven® in connection with blunt trauma. Filing is expected in the first quarter of 2005 and could lead to an approval for the blunt trauma indication later in 2005.
•	Despite a continued challenging currency environment, the expectation for sales growth in 2004 remains around 10%, whereas operating profit now is expected to grow by slightly more than 5%.

Stock Exchange Announcement No 43 / 2004				Page 1 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Financial statement first half 2004

As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The accounting policies used in this unaudited interim financial report are consistent with those used in the Annual Financial Report 2003 except for the changes described in the section ‘Adoption of IFRS in 2004’ in the Annual Financial Report 2003, which describes the changes from the historically applied Danish GAAP to IFRS. Free cash flow is defined as cash flow from operating activities plus cash flow from investing activities less net change in marketable securities (>3 months).

(Amounts below in DKK million except average number of shares outstanding, earnings per share and full-time employees).

Income statement	H1 2004	H1 2003	% change H1 2003 to H1 2004

Sales	13,789	12,533	10%

Gross profit	9,996	9,067	10%
Gross margin	72.5%	72.3%

Sales and distribution costs	3,963	3,626	9%
Percent of sales	28.7%	28.9%

Research and development costs	2,013	1,906	6%
Percent of sales	14.6%	15.2%

Administration costs	896	870	3%
Percent of sales	6.5%	6.9%

Licence fees and other operating income	303	397	(24%)

Operating profit	3,427	3,062	12%
Operating margin	24.9%	24.4%

Share of profit in associated companies	(109)	(97)	(12%)
Other net financial income	216	618	(65%)
Profit before tax	3,534	3,583	(1%)

Net profit	2,367	2,361	0%
Net profit margin	17.2%	18.8%

Other key numbers

Earnings per share (in DKK) - diluted	6.97	6.87	1%

Average number of shares outstanding (million) - diluted	339.8	342.0

Depreciation, amortisation and impairment losses	767	665	15%
Capital expenditure	1,034	985	5%

Cash flow from operating activities	3,060	3,611	(15%)
Free cash flow	1,842	2,617	(30%)

Equity	24,928	22,807	9%
Equity ratio	72.8%	68.9%
Total assets	34,248	33,103	3%

Full-time employees at the end of the period	19,631	18,465	6%

To facilitate the performance evaluation in the first half of 2004 all relevant quarterly numbers and ratios for 2003 and 2004 using IFRS have been made available in the appendices to this announcement.

Stock Exchange Announcement No 43 / 2004				Page 2 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Sales development by segments

Sales increased by 14% measured in local currencies. Growth was realised both within the diabetes care and the biopharmaceuticals segments - primarily driven by strategically important products like the insulin analogues NovoRapid®and NovoMix® 30 as well as NovoSeven® and Norditropin®SimpleXx®.

	Sales H1 2004 DKK mn	Growth as reported	Growth in local currencies	Share of growth in local currencies
The diabetes care segment
Insulin analogues	1,938	82%	90%	55%
Human insulin and insulin-related sales	6,901	(3%)	0%	0%
Oral antidiabetic products	801	21%	28%	10%
Diabetes care - total	9,640	9%	13%	65%

The biopharmaceuticals segment
NovoSeven®	2,120	10%	17%	18%
Growth hormone therapy	1,116	7%	10%	6%
Other products	913	19%	24%	11%
Biopharmaceuticals - total	4,149	11%	16%	35%

Total sales	13,789	10%	14%	100%

Sales growth was realised in all regions; especially North America, constituting 26% of total sales, experienced strong growth.

The diabetes care segment

Sales of diabetes care products grew by 13% measured in local currencies compared to the first half of 2003 and by 9% measured in Danish kroner to DKK 9,640 million.

Insulin analogues, human insulin and insulin-related products

Sales of insulin analogues, human insulin and insulin-related products increased by 12% measured in local currencies and by 9% to DKK 8,839 million measured in Danish kroner. All regions contributed to growth both measured in local currencies and in Danish kroner.

Sales of insulin analogues increased by 90% measured in local currencies and by 82% in Danish kroner to DKK 1,938 million in the first half of 2004. Novo Nordisk’s insulin analogue market share continues to increase - and now exceeds 25% of the world market. Solid growth rates were realised in all regions with North America as the primary growth driver followed by Europe. Sales of insulin analogues continue to drive growth and constitute more than 20% of Novo Nordisk’s total sales of all insulin products.

The feedback from the Swiss market since the launch of Novo Nordisk’s long-acting insulin analogue, Levemir®, has been positive and the product currently has a market share of about 10% of the long-acting segment. Towards the end of June, Levemir® was launched in the UK and recently in Finland. Novo Nordisk still expects to launch Levemir® in other key European markets later this year.

North America
Sales in North America increased by 26% in local currencies in the first half of 2004 and by 15% measured in Danish kroner. Sales growth was driven by a solid underlying market growth

Stock Exchange Announcement No 43 / 2004				Page 3 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

as well as gain of market share. The increasing market share was primarily driven by NovoLog® and NovoLog® Mix, reflecting market share gains in the retail segment.

Europe
Sales in Europe increased by 5% measured in both local currencies and in Danish kroner. Growth is driven by sales of the insulin analogues NovoRapid® and NovoMix® 30 within the short-acting and premixed segments, which in total constitute some 70% of the European insulin market. In the first half of 2004 growth in insulin sales continued to be negatively impacted by price-focused healthcare reforms in some countries.

Japan & Oceania
Sales in Japan & Oceania increased by 13% in both local currencies and in Danish kroner. Growth is driven by sales of NovoRapid® and NovoRapid® Mix 30, the latter launched in Japan in late 2003. Both analogues are launched in FlexPen® which, together with InnoLet®, facilitates the conversion from durable to disposable devices.

International Operations
Sales within International Operations increased by 13% in local currencies and by 7% measured in Danish kroner. The main growth driver within International Operations is sales of human insulin, driven especially by China and Brazil. However, also insulin analogues are adding to growth, driven by a strong performance particularly in Turkey. Also Novo Nordisk’s insulin delivery systems continued to penetrate the markets within International Operations, as about 55% of sales were realised in devices compared to around 45% in the first half of 2003.

Oral antidiabetic products

Sales of oral antidiabetic products increased in all regions and in total by 28% measured in local currencies and 21% measured in Danish kroner to DKK 801 million. This development was partly caused by a low level of sales in the first half of 2003 in the US, due to a relatively low inventory level at wholesalers at the end of the first half of 2003.

The biopharmaceuticals segment

Sales within the biopharmaceuticals segment increased by 16% in local currencies compared to the first half of 2003 and by 11% measured in Danish kroner to DKK 4,149 million.

NovoSeven®

Sales of NovoSeven® increased by 17% in local currencies compared to the same period last year. Measured in Danish kroner sales increased by 10% to DKK 2,120 million. Sales growth for NovoSeven® was primarily driven by Europe and North America.

A number of factors contributed to the NovoSeven® sales growth in the first half of 2004. Due to the high penetration within spontaneous bleeds for congenital inhibitor patients, the predominant part of the growth within the inhibitor segment has been generated by treatment of acquired haemophilia patients and usage of NovoSeven® in connection with elective surgery. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In addition, sales are perceived to have been positively affected by increased investigational use of NovoSeven®.

Growth hormone therapy (Norditropin® and Norditropin® SimpleXx®)

In local currencies sales of Norditropin® and Norditropin®SimpleXx® products increased by 10% compared to the first half of 2003. Measured in Danish kroner sales increased by 7% to DKK 1,116 million and were driven by Europe and North America, whereas sales in Japan

Stock Exchange Announcement No 43 / 2004				Page 4 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

decreased partly due to the government-mandated reduction in reimbursement prices as of April 2004.

Other products

Sales of other products within the biopharmaceuticals segment, which predominantly consists of hormone replacement therapy (HRT) related products, grew by 24% in local currencies and by 19% in Danish kroner to DKK 913 million.

Sales growth in the first half of 2004 was positively impacted by the change in July 2003 of the US distribution set-up for Novo Nordisk’s HRT products and by the continued market penetration of the low-dose continuous combined product Activella® and the local oestrogen product Vagifem®. In the regions outside North America, sales decreased by 20% measured in Danish kroner, broadly in line with the contraction in the overall HRT market.

Costs

The cost of goods sold increased by 9% to DKK 3,793 million, leaving the gross margin at 72.5%, an increase from 72.3% in the first half of 2003. The gross margin continued to show a positive development, reflecting continued productivity improvements and a more favourable product mix. The positive development was to some extent countered by the lower average exchange rates for especially the US dollar and US dollar-related currencies compared to the first half of 2003.

Total non-production-related costs increased by 7% to DKK 6,872 million. The increase in non-production-related costs reflects especially costs related to sales and distribution. Costs of sales and distribution increased in line with sales - partly related to the increased sales force in the US.

Net financials

Net financials showed a net income of DKK 107 million in the first half of 2004 compared to DKK 521 million in the same period in 2003. Included in net financials are foreign exchange hedging gains, primarily related to the hedging of the US dollar, of DKK 174 million compared to DKK 843 million in the first half of 2003.

Outlook 2004

Novo Nordisk now expects 11-14% growth in sales for 2004 measured in local currencies based on continued market penetration of Novo Nordisk’s insulin analogue portfolio, combined with expectations of increasing NovoSeven® and Norditropin® SimpleXx® sales. Operating profit for 2004, measured in local currencies and excluding the impact from non-recurring items, is now expected to grow by 17-20%. In April 2004, the corresponding expectation for operating profit growth was around 15%

The increased expectation to operating profit growth in 2004 reflects a continued solid development in sales, supported by a sound overall development in costs. A changed phasing for some development projects will result in research and development costs growing at a somewhat lower rate than forecasted for reported sales.

Despite a continued challenging currency environment, the expectation for sales growth in 2004 measured in DKK remains around 10%, whereas operating profit now is expected to grow by slightly more than 5%.

Stock Exchange Announcement No 43 / 2004				Page 5 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

For 2004 Novo Nordisk now expects a net financial income of DKK 100 million. This reflects the depreciation of especially the US dollar, since April 2004, which increases the expected positive impact from hedging of currencies, and an unchanged expectation of the negative impact from Novo Nordisk’s share of the financial results from associated companies.

For 2004 Novo Nordisk still expects the tax rate to be 33%, 1 percentage point lower than the tax rate realised in 2003.

Novo Nordisk continues to plan for capital expenditure of around DKK 3 billion in 2004. Depreciations, amortisation and impairment losses are still expected to be around DKK 1.8 billion and the free cash flow to be around DKK 3 billion.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds. The current currency hedging periods for these main currencies are 12, 11 and 8 months, respectively. The financial impact from currency hedging is included in `Net financials’.

All of the above expectations are provided that currency exchange rates remain at the current level for the rest of 2004.

Research and development update

The diabetes care segment

In July 2004 Novo Nordisk filed for marketing approval of NovoMix® 50 and NovoMix® 70 in Europe as well as for NovoMix® 50 in Japan. NovoMix® 50 and NovoMix® 70 are completing the Novo Nordisk portfolio of premix insulin analogues that provides a mix of both rapid-acting and intermediate-acting insulin effect. Upon approval, Novo Nordisk will be the only company providing the patients with a wide range of premix insulin analogues.

The findings from the 12-month interim analysis of the meal-related plasma glucose regulation for the AERx® iDMS project are currently being evaluated by Novo Nordisk and its partner Aradigm Corporation. To support the analysis it has been decided to add a pharmacokinetic and pharmacodynamic (PK/PD) study to the recently performed phase 3 safety study. The PK/PD study is expected to report in the first half of 2005. The design and completion of the remaining phase 3 clinical studies will depend upon the outcome of these analyses.

The biopharmaceuticals segment

Novo Nordisk continues to pursue the strategy for developing NovoSeven®into the preferred haemostatic agent for critical and life-threatening bleedings.

•	On 22 June 2004, Novo Nordisk announced that the results from a phase 2b study demonstrated that treatment with NovoSeven® of intracerebral haemorrhage patients led to a significant reduction in haemotoma growth. The key findings from the study were presented at the World Stroke Congress in Vancouver, Canada, in June. The optimal clinical and regulatory process for the use of NovoSeven® in connection with ICH is expected to be determined in collaboration with the regulatory authorities in Europe and the US in the second half of 2004.

Stock Exchange Announcement No 43 / 2004				Page 6 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

•	Based on recent consultations with the European regulatory authorities regarding the approval process for the use of NovoSeven® in connection with trauma patients, Novo Nordisk expects to file for European approval of NovoSeven® in connection with blunt trauma. The filing will be supported by the existing data from the phase 2 study concluded in December 2003. Filing, which is expected in the first quarter of 2005, is earlier than previously anticipated and could lead to an approval for the trauma indication later in 2005.
•	Novo Nordisk expects to initiate a study on the use of NovoSeven® in connection with trauma within the next six months in the US, following consultations with the US regulatory authorities.

As part of the clinical expansion programme of the use of NovoSeven® in a surgical setting Novo Nordisk has initiated an exploratory phase 2a study focusing on the use of NovoSeven® in connection with spinal surgery.

Equity

Total equity was DKK 24,928 million at the end of the first half of 2004, equalling 72.8% of total assets, compared to 72.0% at the end of 2003. Please refer to appendix 5 for further elaboration hereof.

Holding of own shares

As per 11 August 2004, Novo Nordisk A/S and its wholly-owned affiliates owned 18,305,907 of its own B shares, corresponding to 5.16% of the total share capital.

Sustainable development

Novo Nordisk has reaffirmed its commitment as signatory to the UN Global Compact. At a ceremony in New York at the end of June 2004, a tenth principle was added to the UN Global Compact, specifying that `business should work against corruption in all its forms, including extortion and bribery’. Novo Nordisk reports annually on the company’s performance against the UN Global Compact, which covers human rights, labour and environment.

Legal issues update

On 2 June 2004 Novo Nordisk issued a press release in response to reports in Brazilian media according to which Novo Nordisk was one of several pharmaceutical companies being suspected of alleged illegal activities in relation to public tenders. Together with outside counsel Novo Nordisk has conducted an internal investigation regarding the alleged wrongdoings. It has been concluded, based on the information available, that neither the Brazilian affiliate nor its managers or employees have participated in any illegal acts or committed any wrongdoings. Meanwhile, the Federal Public Attorney in Sao Paulo has indicted two managers from the Brazilian affiliate. Novo Nordisk will support these managers in their defence in these cases.

In a pending lawsuit between Novo Nordisk and Bio-Technology General (Savient) / Teva, the US District Court in Delaware has ruled that Novo Nordisk’s `352 patent’ covering recombinant human growth hormone is invalid for lack of novelty, due to an error in the application process in the mid-80s. Novo Nordisk is currently considering an appeal of the US District Court decision.

Stock Exchange Announcement No 43 / 2004				Page 7 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Novo Nordisk’s US subsidiary, Novo Nordisk Pharmaceuticals, Inc, is, together with the majority of HRT manufacturers, defendants in a number of product liability lawsuits relating to HRT products. The products have been marketed in the US since 2000 and until July 2003, the products were sold and marketed by Pharmacia Corporation. The proceedings are currently in their preliminary stages; however, Novo Nordisk is not expecting the claims to impact Novo Nordisk’s financial outlook.

Conference call details

At 14:00 CET today, corresponding to 8:00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under `Investors - Conference call’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 27 February 2004. Please also refer to the section `Management of risk in Novo Nordisk’ in the Annual Financial Report 2003. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsværd 11 August 2004
The Board of Directors

Stock Exchange Announcement No 43 / 2004				Page 8 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Contacts for further information

Media:	Investors:

Outside North America:	Outside North America:
Mike Rulis	Peter Haahr
Tel (direct): (+45) 4442 3573	Tel (direct): (+45) 4442 1207
e-mail: mike@novonordisk.com	e-mail: pehr@novonordisk.com

Palle Holm Olesen
Tel (direct): (+45) 4442 6175
e-mail: phoo@novonordisk.com

In North America:	In North America:
Susan T Jackson	Christian Kanstrup
Tel (direct): (+1) 609 919 7776	Tel (direct): (+1) 609 919 7937
e-mail: stja@novonordisk.com	e-mail: cka@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Stock Exchange Announcement No 43 / 2004				Page 9 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Appendix 1:

The Novo Nordisk Group
Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

	2004		2003				% change Q22003 -
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2004

Sales	7,222	6,567	7,158	6,655	6,477	6,056	12%

Gross profit	5,280	4,716	5,031	4,847	4,677	4,390	13%
Gross margin	73.1%	71.8%	70.3%	72.8%	72.2%	72.5%

Sales and distribution costs	2,037	1,926	2,097	1,880	1,854	1,772	10%
Percent of sales	28.2%	29.3%	29.3%	28.2%	28.6%	29.3%
Research and development costs	978	1,035	1,125	1,012	969	937	1%
Percent of sales	13.5%	15.8%	15.7%	15.2%	15.0%	15.5%
Administrative expenses	425	471	482	485	415	455	2%
Percent of sales	5.9%	7.2%	6.7%	7.3%	6.4%	7.5%
Licence fees and other operating income (net)	71	232	423	216	226	171	-69%

Operating profit	1,911	1,516	1,750	1,686	1,665	1,397	15%
Operating margin	26.5%	23.1%	24.4%	25.3%	25.7%	23.1%

Share of profit in associated R&D companies	(44)	(38)	78	(45)	(41)	(63)	7%
Share of profit in other associated companies	4	(31)	7	(2)	(2)	9	-300%
Financial income	104	178	438	177	446	421	-77%
Financial expenses	44	22	117	103	116	133	-62%
Profit before taxation	1,931	1,603	2,156	1,713	1,952	1,631	-1%

Net profit	1,293	1,074	1,413	1,128	1,288	1,073	0%

Depreciation, amortisation and impairment losses	387	380	553	363	356	309	9%
Capital expenditure	642	392	934	383	519	466	24
Cash flow from operating activities	1,710	1,350	221	2,317	1,437	2,174	19%
Free cash flow	956	886	(703)	1,932	910	1,707	5%

Equity	24,928	24,048	24,887	23,700	22,807	21,829	9%
Total assets	34,248	33,838	34,564	35,140	33,103	31,382	3%
Equity ratio	72.8%	71.1%	72.0%	67.4%	68.9%	69.6%

Full-time employees at the end of the period	19,631	19,179	18,756	18,664	18,465	18,221	6%

Diluted earnings per share (in DKK)*	3.81	3.16	4.17	3.31	3.76	3.11	1%
Average number of shares outstanding (million)* - used for diluted earnings per share
	339.8	339.8	339.1	340.7	342.0	344.6

Sales by business segments:
Insulin analogues	1,045	893	796	711	576	488	81%
Human insulin and insulin-related sales	3,669	3,232	3,963	3,554	3,666	3,414	0%
Oral antidiabetic products (OAD)	382	419	390	387	300	363	27%
Diabetes care total	5,096	4,544	5,149	4,652	4,542	4,265	12%

NovoSeven®	1,093	1,027	940	1,010	996	925	10%
Growth hormone therapy	562	554	588	520	537	503	5%
Hormone replacement therapy	392	342	399	361	292	279	34%
Other products	79	100	82	112	110	84	-28%
Biopharmaceuticals total	2,126	2,023	2,009	2,003	1,935	1,791	10%

Sales by geographic segments:
Europe	3,118	2,894	3,165	2,920	2,935	2,723	6%
North America	1,882	1,769	1,618	1,674	1,501	1,566	25%
International Operations	1,135	980	1,234	1,027	1,058	910	7%
Japan & Oceania	1,087	924	1,141	1,034	983	857	11%

Segment operating profit:
Diabetes care	954	693	966	755	784	691	22%
Biopharmaceuticals	957	823	784	931	881	706	9%

*) For Q2 2004 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s treasury shares with an exercise price below current market value, have been based on an average number of shares of 339,780,374.

Stock Exchange Announcement No 43 / 2004				Page 10 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Appendix 2:

The Novo Nordisk Group
Quarterly numbers in EUR
(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)
Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

	2004		2003				% change Q2 2003 -
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2004

Sales	970	882	957	896	872	815	12%

Gross profit	710	633	673	652	630	591	13%
Gross margin	73.1%	71.8%	70.3%	72.8%	72.2%	72.5%

Sales and distribution costs	273	259	281	253	250	238	10%
Percent of sales	28.2%	29.3%	29.3%	28.2%	28.6%	29.3%
Research and development costs	131	139	150	136	131	126	1%
Percent of sales	13.5%	15.8%	15.7%	15.2%	15.0%	15.5%
Administrative expenses	60	62	64	66	55	62	2%
Percent of sales	5.9%	7.2%	6.7%	7.3%	6.4%	7.5%
Licence fees and other operating income (net)	10	31	56	30	30	23	-69%

Operating profit	256	204	234	227	224	188	15%
Operating margin	26.5%	23.1%	24.4%	25.3%	25.7%	23.1%

Share of profit in associated R&D companies	(4)	(6)	10	(6)	(6)	(8)	7%
Share of profit in other associated companies	-	(4)	1	-	-	1	-300%
Financial income	14	24	59	23	60	57	-77%
Financial expenses	6	3	16	13	16	18	-62%
Profit before taxation	260	215	288	231	262	220	-1%

Net profit	174	144	189	152	174	144	0%

Depreciation, amortisation and impairment losses	52	51	74	48	48	42	9%
Capital expenditure	86	53	125	51	70	63	24%
Cash flow from operating activities	230	181	28	312	193	293	19%
Free cash flow	128	119	(96)	260	123	230	5%

Equity	3,348	3,230	3,343	3,192	3,070	2,939	9%
Total assets	4,600	4,545	4,643	4,732	4,455	4,226	3%
Equity ratio	72.8%	71.1%	72.0%	67.4%	68.9%	69.6%

Full-time employees at the end of the period	19,631	19,179	18,756	18,664	18,465	18,221	6%

Diluted earnings per share (in EUR)*	0.52	0.42	0.56	0.45	0.50	0.42	1%
Average number of shares outstanding (million)* - used for diluted earnings per share
	339.8	339.8	339.1	340.7	342.0	344.6

Sales by business segments:
Insulin analogues	140	120	106	96	77	66	81%
Human insulin and insulin-related sales	491	435	529	479	494	459	0%
Oral antidiabetic products (OAD)	52	56	53	52	40	49	27%
Diabetes care total	683	611	688	627	611	574	12%

NovoSeven®	147	138	125	136	135	124	10%
Growth hormone therapy	76	74	79	70	72	68	5%
Hormone replacement therapy	53	46	54	48	39	38	34%
Other products	11	13	11	15	15	11	-28%
Biopharmaceuticals total	287	271	269	269	261	241	10%

Sales by geographic segments:
Europe	419	389	422	394	394	367	6%
North America	253	237	217	225	202	211	25%
International Operations	152	132	165	138	143	122	7%
Japan & Oceania	146	124	153	139	133	115	11%

Segment operating profit:
Diabetes care	128	93	129	101	106	93	22%
Biopharmaceuticals	128	111	105	126	118	95	9%

*) For Q2 2004 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s treasury shares with an exercise price below current market value, have been based on an average number of shares of 339,780,374.

Stock Exchange Announcement No 43 / 2004				Page 11 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Appendix 3:

As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The accounting policies used in appendix 1 as well as all other appendices in this interim report are consistent with those used in the Annual Financial Report 2003 except for the changes described in the section ‘Adoption of IFRS in 2004’ in the Annual Financial Report 2003, which describes the changes from the historically applied Danish GAAP to IFRS.

The Novo Nordisk Group
Consolidated income statement

DKK million	H1 2004	H1 2003	Q2 2004	Q2 2003

Sales	13,789	12,533	7,222	6,477
Cost of goods sold	3,793	3,466	1,942	1,800

Gross profit	9,996	9,067	5,280	4,677

Sales and distribution costs	3,963	3,626	2,037	1,854
Research and development costs	2,013	1,906	978	969
Administrative expenses	896	870	425	415
Licence fees and other operating income (net)	303	397	71	226

Operating profit	3,427	3,062	1,911	1,665

Share of profit in associated R&D companies	(82)	(104)	(44)	(41)
Share of profit in other associated companies	(27)	7	4	(2)
Financial income	282	867	104	446
Financial expenses	66	249	44	116

Profit before taxation	3,534	3,583	1,931	1,952

Income taxes	1,167	1,222	638	664

NET PROFIT	2,367	2,361	1,293	1,288

Earnings per share (DKK)	7.00	6.89	3.82	3.77
Earnings per share diluted (DKK)	6.97	6.87	3.81	3.76

Segment sales:
Diabetes care	9,640	8,807	5,096	4,542
Biopharmaceuticals	4,149	3,726	2,126	1,935

Segment operating profit:
Diabetes care	1,647	1,475	954	784
Biopharmaceuticals	1,780	1,587	957	881

Stock Exchange Announcement No 43 / 2004				Page 12 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Appendix 4:

The Novo Nordisk Group
Consolidated balance sheet

DKK million	30 Jun 2004	31 Dec 2003	30 Jun 2003

ASSETS
Long-term assets
Intangible assets	410	331	371
Property, plant and equipment	16,682	16,342	16,011
Investments in associated companies	958	1,040	1,076
Deferred tax assets	532	579	553
Long-term financial assets	113	80	54
TOTAL LONG-TERM ASSETS	18,695	18,372	18,065

Current assets
Inventories	7,079	6,531	6,423
Trade receivables	3,834	3,785	3,514
Tax receivables	52	134	497
Other receivables	2,048	2,652	1,839
Marketable securities	525	1,828	216
Cash at bank and in hand	2,015	1,262	2,549
TOTAL CURRENT ASSETS	15,553	16,192	15,038

TOTAL ASSETS	34,248	34,564	33,103

EQUITY AND LIABILITIES

Share capital	709	709	709
Treasury shares	(36)	(33)	(28)
Share premium account	2,565	2,565	2,565
Retained earnings	21,538	21,037	19,122
Other comprehensive income	152	609	439

TOTAL EQUITY	24,928	24,887	22,807

Long-term liabilities
Long-term debt	716	753	1,276
Deferred tax liabilities	1,576	1,610	1,289
Provision for pensions	275	222	300
Other long-term provisions	73	60	39

Total long-term liabilities	2,640	2,645	2,904

Current liabilities
Short-term debt	502	975	706
Trade payables	813	1,008	736
Tax payables	270	643	1,365
Other current liabilities	3,887	3,366	3,609
Other short-term provisions	1,208	1,040	976

Total current liabilities	6,680	7,032	7,392

TOTAL LIABILITIES	9,320	9,677	10,296

TOTAL EQUITY AND LIABILITIES	34,248	34,564	33,103

Stock Exchange Announcement No 43 / 2004				Page 13 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Appendix 5:

The Novo Nordisk Group
Consolidated statement of changes in equity

					Other comprehensive income
DKK million	Share capital	Treasury shares	Share premium account	Retained earnings	Exchange rate adjustments	Deferred gain/loss on cash flow hedges	Other adjustments	Total

H1 2004

Balance at the beginning of the year	709	(33)	2,565	21,037	33	513	63	24,887

Net profit for the period				2,367				2,367
Purchase of treasury shares		(3)		(425)				(428)
Sale of treasury shares		-		47				47
Dividends declared				(1,488)				(1,488)
Exchange rate adjustment of investments in subsidiaries					(18)			(18)
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year						(513)		(513)
Deferred gain/(loss) on cash flow hedges at the end of the period						77		77
Other adjustments							(3)	(3)

Balance at the end of the period	709	(36)	2,565	21,538	15	77	60	24,928

H1 2003
Balance at the beginning of the year	709	(19)	2,565	18,968	27	391	(45)	22,596

Net profit for the period				2,361				2,361
Purchase of treasury shares		(9)		(973)				(982)
Sale of treasury shares		-		9				9
Dividends declared				(1,243)				(1,243)
Exchange rate adjustment of investments in subsidiaries					(14)			(14)
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year						(391)		(391)
Deferred gain/(loss) on cash flow hedges at the end of the period						461		461
Other adjustments							10	10

Balance at the end of the period	709	(28)	2,565	19,122	13	461	(35)	22,807

Stock Exchange Announcement No 43 / 2004				Page 14 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Appendix 6:

The Novo Nordisk Group
Condensed consolidated statements of cash flow and financial resources

DKK million	H1 2004	H1 2003

Net profit	2,367	2,361

Net reversals with no effect on cash flow	2,367	2,032
Income taxes paid and net interest received	(1,311)	(484)

Cash flow before change in working capital	3,423	3,909

Net change in working capital	(363)	(298)

Cash flow from operating activities	3,060	3,611

Net investments in intangible assets and long-term financial assets	(184)	(9)
Capital expenditure for property, plant and equipment	(1,034)	(985)
Net change in marketable securities (>3 months)	1,304	101

Total cash flow from investing activities	86	(893)

Cash flow from financing activities	(2,202)	(1,760)

NET CASH FLOW	944	958

Unrealised gain/(loss) on exchange rates in cash and cash equivalents	(16)	(11)

Net change in cash and cash equivalents	928	947

Cash and cash equivalents at the beginning of the year	841	919

Cash and cash equivalents at the end of the period	1,769	1,866

Undrawn committed credit facilities	6,689	8,966

FINANCIAL RESOURCES AT THE END OF THE PERIOD	8,458	10,832

FREE CASH FLOW*	1,842	2,617

*) Cash flow from operating activities + Cash flow from investing activities - Net change in marketable securities (>3 months)

Stock Exchange Announcement No 43 / 2004				Page 15 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790

Appendix 7:

The Novo Nordisk Group
Reconciliations of Danish GAAP to IFRS

Accounting policies

This unaudited interim financial report has been prepared in accordance with International Accounting Standard 34 on Interim Financial Reporting.

As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The date of transition is 1 January 2002. The accounting policies used in this interim financial report are consistent with those used in the Annual Financial Report 2003 except for the changes described in the section ‘Adoption of IFRS in 2004’ in the Annual Financial report 2003, which describes the changes from the historically applied Danish GAAP to IFRS. In this interim financial report the presentation and accounting terminology comply with IFRS.

The reconciliation items in the tables below refer to descriptions of the changes in accounting policies due to IFRS adoption mentioned in the section ‘Adoption of IFRS in 2004’ in the Annual Financial Report 2003.

Effect of IFRS adoption for the quarterly financial reporting in 2003

DKK Million	Q1	Q2	Q3	Q4

Operating profit - Danish GAAP	1,320	1,619	1,636	1,809
Accounting for associated R&D companies - reclass. of share of profit or loss	40	36	40	31
Accounting for associated R&D companies - reclass. of capital (gain)/loss	18	-	-	(103)
Provisions for pensions	9	-	1	--
Borrowing costs - depreciation	10	9	9	10
Other	-	1	-	3
Operating profit - IFRS	1,397	1,665	1,686	1,750

Net profit - Danish GAAP	1,091	1,286	1,130	1,351
Accounting for associated R&D companies	(5)	(5)	(5)	6
Market value of currency options	(15)	17	(13)	41
Provisions for pensions	5	-	1	-
Borrowing costs - depreciation	10	9	9	10
Borrowing costs - interest expenses as incurred	(3)	(3)	(2)	(2)
Other	(10)	(16)	8	7
Net profit - IFRS	1,073	1,288	1,128	1,413

Equity - Danish GAAP	22,158	23,159	24,037	25,224
Accounting for associated R&D companies	40	34	28	31
Market value of currency options	(16)	(23)	(18)	(35)
Provisions for pensions	(32)	(30)	(29)	(36)
Borrowing costs	(282)	(278)	(273)	(268)
Other	(39)	(55)	(45)	(29)
Equity - IFRS	21,829	22,807	23,700	24,887

Effect of IFRS adoption on net profit

DKK Million		2003	2002

Net profit - Danish GAAP		4,858	4,095
Accounting for associated R&D companies		(9)	(9)
Market value of currency options		30	50
Provisions for pensions		6	(7)
Borrowing costs - depreciation		38	39
Borrowing costs - interest expenses as incurred		(10)	(14)
Other		(11)	(10)
Net profit - IFRS		4,902	4,144

Effect of IFRS adoption on equity

DKK Million		31 Dec 2003	31 Dec 2002	1Jan 2002

Equity - Danish GAAP		25,224	22,928	20,137
Accounting for associated R&D companies		31	47	57
Market value of currency options		(35)	(22)	(22)
Provisions for pensions		(36)	(42)	(15)
Borrowing costs		(268)	(287)	(297)
Other		(29)	(28)	(31)
Equity - IFRS		24,887	22,596	19,829

Stock Exchange Announcement No 43 / 2004				Page 16 of 16

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: www.novonordisk.com	CVR Number: 24256790